99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460 www.lw.com

June 14, 2021 Via EDGAR

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      David Edgar

Christine Dietz

Jeff Kauten

Larry Spirgel

Division of Corporation Finance

Office of Technology

Re:         Nexters Inc.

Draft Registration Statement on Form F-4

Submitted March 30, 2021

CIK No. 0001848739

Ladies and Gentlemen:

On behalf of Nexters Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 26, 2021 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form F-4 submitted on a confidential basis to the Commission on March 30, 2021 (the “Draft Registration Statement”). An electronic version of the Registration Statement of the Company on Form F-4 (the “Registration Statement”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Registration Statement has been marked to reflect changes made to the Draft Registration Statement.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Cover Page

1.	Please disclose that stockholders may attend the meeting virtually and include a hyperlink shareholders can use to attend the meeting.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

June 14, 2021 Page 2

Response:

The Company respectfully advises the Staff that Kismet Acquisition One Corp. (“Kismet”) does not intend to hold the special meeting virtually. Pursuant to Regulation 8.1 of Kismet’s Amended and Restated Articles of Association, any of Kismet’s directors may convene a meeting of its shareholders “at such times and in such manner and places within or outside the British Virgin Islands as the Director considers necessary or desirable.” Kismet’s directors do not consider it necessary or desirable to hold the special meeting virtually. The Company has revised the disclosure on pages 19 and 106 of the Registration Statement to remove references that suggested that shareholders may be able to attend virtually.

2.	Please disclose the dollar amount of the cash dividend that will be paid to the Company Shareholders prior to the closing of the Share Acquisition.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the Cover Page and on pages 10 and 24 of the Registration Statement to disclose the approximate dollar amount of the cash dividend that it expects will be paid to the Company Shareholders in respect of the period from January 1, 2021 to the closing of the Share Acquisition, including the portion thereof actually paid in April 2021. Because the dollar amount of the remaining portion of the final cash dividend to be paid will be dependent upon the actual cash inflows and outflows of the Company during the period from January 1, 2021 to the date of the closing of the Share Acquisition, the precise dollar amount of such remaining portion will only be ascertainable as of the closing the Share Acquisition.

Questions and Answers about the Proposed Transactions

Q. Who is the Company?, page 10

3.	Please balance your disclosures of the Company’s revenue, net bookings and adjusted FCFE by disclosing net loss for the year ended December 31, 2019.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11, 22 and 176 of the Registration Statement to include a discussion of income/(loss) for the year net of tax for the each of the years ended December 31, 2020 and December 31, 2019.

Summary of the Proxy Statement/Prospectus, page 22

4.	Please include a discussion of the right of certain Nexters Inc. shareholders to nominate up to four members of the board of directors.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12, 25 and 31 of the Registration Statement to include a discussion of the right of each of (1) Everix Investments Limited and (2) Andrey Fadeev and Boris Gertsovsky (acting jointly) to appoint two directors to the Company’s board of directors.

June 14, 2021 Page 3

Ancillary Documents Related to the Business Combination Agreement, page 25

5.	Please include a brief description of the agreements with the Sponsor and Kismet’s officers and directors pursuant to which each agreed to vote their Kismet founder shares in favor of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 26 of the Registration Statement to include a description of the letter agreement between Kismet and the Sponsor and the letter agreements among Kismet and its officers, directors and director nominees, in each case relating to the agreement of the respective counterparties of such letter agreements, among other things, to vote their respective Kismet shares in favor of the Business Combination Proposal. Copies of such letter agreements are included as Exhibits 10.5 and 10.6, respectively, to the Registration Statement.

Reasons for the Approval of the Proposed Transactions, page 26

6.	Please briefly describe the material positive and negative factors considered by the board in determining to approve the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 27 and 28 of the Registration Statement to include lists of the primary positive and negative factors considered by Kismet’s board in determining to approve the Proposed Transactions.

A small percentage of total users..., page 44

7.	Please quantify the number and percentage of your users that generate a large percentage of your revenues and disclose the percentage of revenues they generate for the periods presented. Please also disclose, as you state in the investor presentation available on your website, that the growth in the number of high paying users was generally flat in fiscal 2020.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 44 of the Registration Statement to include quantifications of the number and percentage of the Company’s total number of annual paying users in relation to Bookings, as a proxy for revenues. Due to the Company’s recognition of revenue from durable in-game purchases on a deferred basis, a direct relationship between total annual paying users and reported revenues could not be established without undue hardship and expense to the Company.

Furthermore, the Company advises the Staff that it has revised its disclosure on page 45 of the Registration Statement to include a statement that the growth in the number of high paying users was generally flat in the year ended December 31, 2020 compared to the year ended December 31, 2019.

June 14, 2021 Page 4

Risk Factors

Our core game offering..., page 44

8.	Please disclose the number of games upon which the success of your business is dependent.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 44 of the Registration Statement to clarify that the Company is dependent on one game in particular (Hero Wars).

We track certain performance metrics..., page 54

9.	Please briefly describe the limitations of your performance metrics tools.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 54 of the Registration Statement to include a list of what it considers to be the primary limitations of its performance metric tools.

We have no controlling shareholders..., page 77

10.	Please describe the types of matters for which your articles of association will require approval by a supermajority of directors.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 78 of the Registration Statement to include a list of types of matters for which its articles of association will require approval by a supermajority of directors.

Kismet's board of directors did not obtain a fairness opinion..., page 89

11.	Please disclose that the lack of a third-party fairness opinion may lead an increased number of shareholders to vote against the proposed business combination or demand redemption of their shares for cash, which could potentially impact Kismet’s ability to consummate the business combination or materially and adversely affect Nexter’s liquidity following the consummation of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 91 of the Registration Statement to discuss what Kismet considers to be the consequences of the lack of a third-party fairness opinion.

Proposal No. 1—The Business Combination Proposal

Background of the Proposed Transactions, page 133

12.	Please disclose the other factors in addition to the comparative valuation of industry peers that led the parties to agree to revise the pre-money equity valuation to $2,032.5 million.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 135 of the Registration Statement to specify the additional factors requested.

June 14, 2021 Page 5

Kismets Board of Directors Reasons for Approval of the Proposed Transactions, page 138

13.	Please revise the list of negative factors considered by the board to disclose that substantially all of the Nexters Inc.’s revenues are generated from one game, a small percentage of users generate a large percentage of Nexters Inc.’s revenues and its history of operating losses.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 142 of the Registration Statement to include the factors requested.

U.S. Federal Income Tax Considerations, page 144

14.	We note from Section 2.11 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S- K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 14 and 147 of the Registration Statement, and that an opinion of Skadden, Arps, Slate, Meagher & Flom LLP has been filed as Exhibit 8.1.

Information Related to the Company

Our Industry, page 173

15.	We note your disclosure that Americans spent four hours per day on their mobile devices. Please revise to disclose the amount of time spent per day on mobile gaming.

Response:

The Company respectfully advises the Staff that it cannot provide the data regarding the amount of time spent per day on mobile gaming without undue hardship and expense to the Company. Therefore, the Company has removed the disclosure relating to the amount of time per day Americans spend on their mobile devices on page 177 of the Registration Statement.

Information Related to the Company

Our Strengths, page 178

16.	Please disclose the MPUs and Monthly Payer Conversion for Hero Wars for the periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 182 of the Registration Statement to disclose the MPUs and Monthly Payer Conversion for Hero Wars for the periods presented.

June 14, 2021 Page 6

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Metrics and Non-IFRS Measures, page 214

17.	We note your presentation of Gross Bookings. Revise to disclose what this measure is intended to represent and how it provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 38 of the Registration Statement to (i) remove “net bookings” as a measure to be presented in respect of the Company’s business and financial performance, (ii) replace all references to “net bookings” and “gross bookings” in the Registration Statement to refer to a single measure “Bookings” based on the definition of gross bookings, and (iii) include a discussion of what Bookings is intended to represent and how it provides useful information to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K..

18.	Your presentation of “net bookings” appears to result in the upfront recognition of both revenue and certain costs which creates an individually tailored measure. Revise to remove the "net bookings" non-IFRS measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 231 and elsewhere in the Registration Statement to remove net bookings as a measure to be presented in respect of the Company’s business and financial performance.

19.	Please revise to remove the adjustments for change in deferred revenue and change in deferred costs of revenue (i.e. deferred platform commission fees) from your Adjusted EBITDA measure as these adjustments result in a measure that reflects individually tailored recognition methods. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 232 and elsewhere in the Registration Statement to remove Adjusted EBITDA as a measure to be presented in respect of the Company’s business and financial performance.

Furthermore, the Company respectfully advises the Staff that, in respect of certain forecasted financial information for the Company included on page 144 of the Registration Statement, although it has removed Adjusted EBITDA from the forecasted financial information that is presented, it has included certain component parts of Adjusted EBITDA (as formerly defined). In particular, the Company has included adjusted platform commissions, which excludes the impact of deferred platform commissions, among the costs and expenses presented, as it believes this information is important for investors and analysts.

June 14, 2021 Page 7

20.	We note that you reconcile “adjusted free cash flow to equity” to the net increase in cash and cash equivalents for the year. Please revise to reconcile this measure to the most directly comparable IFRS measure which is cash flows generated from operating activities. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Also, please explain your basis for the adjustment for dividends and tell us how it complies with Item 10(e)(1)(ii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 232 and elsewhere in the Registration Statement to remove adjusted free cash flow to equity as a measure to be presented in respect of the Company’s business and financial performance, and has substituted the prior references to adjusted free cash flow to equity with the Company’s net cash flows generated from operating activities in accordance with IFRS.

Beneficial Ownership of Securities, page 244

21.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has the disclosure on pages 260 of the Registration Statement to disclose the portion of each class of securities held in the United States and the number of record holders in the United States.

Nexters Global Ltd

Notes to the Consolidated Financial Statements

7. Revenue, page F-30

22.	Revise to separately disclose revenue from the United States, if material. Refer to paragraph 33 of IFRS 8.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Note 7 to the Consolidated Financial Statements as well as the disclosure on pages 53, 141, 187 and 240 of the Registration Statement to separately disclose revenue attributable to sources in the United States.

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that the only written communications as defined in Rule 405 under the Securities Act that have been presented to potential investors in reliance on Section 5(d) of the Securities Act have been previously filed with the Commission through its EDGAR system by Kismet. Please refer to the Current Report on Form 8-K of Kismet filed on February 1, 2021, including Exhibits 2.1, 10.1, 99.1 and 99.2 thereto, and the Current Report on Form 8-K of Kismet filed on February 2, 2021, including Exhibits 99.1 and 99.2 thereto.

* * * *

June 14, 2021 Page 8

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at (405) 933-4988 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Enclosure

cc:	Andrey Fadeev, Nexters Inc.
Ryan Maierson, Latham & Watkins LLP